UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 24, 2025, Rezolve AI plc (the "Company") entered into securities purchase agreements with certain qualified institutional investors, for the purchase and sale of 20,000,000 ordinary shares in a private placement at a price of $2.50 per share for aggregate gross proceeds of approximately $50 million, before deducting placement agent fees and other offering expenses.

The closing of the offering is expected to occur on or about July 25, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to use the proceeds from the offering for working capital, potential accretive M&A opportunities, and general corporate purposes.

A.G.P./Alliance Global Partners is acting as lead agent and H.C. Wainwright & Co. is acting as co-lead agent in connection with the offering.

The offer and sale of the foregoing securities is being made in a private placement in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D promulgated thereunder, or applicable state securities laws. Accordingly, the securities offered in the private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 24, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman